[Fluor Letterhead]

April 16, 2009

VIA EDGAR AND FAX

Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Fluor Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
File No. 001-16129

Dear Mr. Decker:

The Staff provided comments, by letter dated April 2, 2009 (the “Comment Letter”), on the Company’s Form 10-K originally filed on February 25, 2009.  The Company’s responses set forth below have been numbered to correspond to the sequential numbering of the comments contained in the Comment Letter.  Furthermore, for your convenience in reviewing the responses, each comment has been set forth immediately prior to the response.

Copies of this letter are being delivered to Lisa Haynes, the Staff Accountant identified in the Comment Letter.

Form 10-K for the Year Ended December 31, 2008

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

2.              We note that Exhibit 21.1 lists Fluor Iran and FD Eurasia as subsidiaries. Please tell us whether there has been any change in your direct or indirect contacts with Iran since your response letters to the Office of Global Security Risk dated May 3, 2005 and August 23, 2005.

Response:

With respect to Fluor Iran, a foreign-incorporated subsidiary, since the Company’s response letters dated May 3, 2005 and August 23, 2005 to the Office of Global Security Risk (the “Response Letters”), there have been no changes in Fluor Iran’s direct or indirect contacts with Iran.

With respect to Fluor Daniel Eurasia, Inc. (“FD Eurasia”), it continues to own real property in Tehran, which ownership pre-dates the fall of the Shah of Iran.  Since the Company’s delivery of the Response Letters, and as originally disclosed in the Company’s Response Letters, FD Eurasia has from time to time continued to explore disposition of these properties through local advisors; however, to date, FD Eurasia has been unable to dispose of the properties.  FD Eurasia will, through local advisors, continue to engage in efforts to dispose of these properties on an opportunistic basis.

As part of the process of FD Eurasia’s attempts to dispose of the above-referenced property, FD Eurasia has from time to time incurred certain costs involving outside counsel, notaries and advisors.  In addition, FD Eurasia has incurred costs for local security and management of the property, minimal upkeep of the property and real property taxes.  The former tenant (Daewoo) has vacated the property which resulted in no local revenue stream to pay for these costs and expenses; therefore, certain foreign-incorporated subsidiaries of the Company have contributed funds to an FD Eurasia representative based in Iran totaling €31,682, who in turn paid these costs and expenses.  These contributions were made without U.S. facilitation and in a manner fully compliant with U.S. law.

Except as set forth above, there has not been any change in FD Eurasia’s direct or indirect contacts with Iran since the delivery of the Company’s Response Letters.

With respect to other Company subsidiaries, as was previously disclosed to the United States Department of Treasury’s Office of Foreign Asset Control (“OFAC”), a joint venture in which a Company subsidiary was a member inadvertently utilized an Iranian-flagged vessel to transport cement from Dubai to Iraq for a United States Department of Defense project in Iraq.  The matter was voluntarily self-disclosed to OFAC on September 7, 2005 and no enforcement action was taken.

3.              You discuss your operations in the Middle East on pages 4, 6, 8, 28, and elsewhere in your Form 1O-K. Syria and Sudan, countries generally encompassed by references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please tell us whether you have any contacts with those countries. Describe the nature and extent of any past, current, and anticipated contacts with the countries, whether through direct or indirect arrangements, including any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response:

Neither Fluor Corporation nor any of its subsidiaries or affiliates has had any contacts with Syria or Sudan, their respective governments or any entities controlled by those governments (the “Restricted Parties”) since the United States placed economic sanctions and export controls on Syria and Sudan.  The Company also has no present contacts with any such Restricted Parties and does not anticipate that it will have contacts with any such Restricted Parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion of Critical Accounting Policies, page 25

4.              Your discussion of critical accounting policies does not include any discussion of your impairment policies for goodwill, property, plant and equipment or investments. Considering that these assets comprised approximately 16% of your total assets as of December 31, 2008 and in light of the current economic environment, please tell us how you determined that a detailed discussion of your impairment accounting policies for these assets was not necessary.

Response:

As of December 31, 2008, goodwill, net property, plant and equipment, and investments represented approximately 1%, 12% and 3% of total assets, respectively.

On page F-8 of the Notes to Consolidated Financial Statements, management has disclosed the impairment policy for goodwill under “Depreciation and Amortization” as follows:

Goodwill is not amortized but is subject to annual impairment tests. Interim testing of goodwill is performed if indicators of potential impairment exist. For purposes of impairment testing, goodwill is allocated to the applicable reporting units based on the current reporting structure. During 2008, the Company completed its annual goodwill impairment tests in the first quarter and determined that none of the goodwill was impaired. Given the deterioration of economic conditions subsequent to annual impairment tests, the Company performed an interim analysis of its goodwill balances at

December 31, 2008.  No impairment was identified as a result of the interim testing.

In future annual filings, the Company will disclose this impairment policy for goodwill in Management’s Discussion and Analysis of Financial Condition and Results of Operations under “Discussion of Critical Accounting Policies” as well.

As a provider of engineering, procurement, construction, maintenance and project management services, the Company is not in a capital intensive business. Approximately 60% of the Company’s net property, plant and equipment consisted of machinery and equipment of which the majority was associated with construction projects and depreciated over service lives ranging from two to five years. The Company has a formal policy for assessing the recoverability of the carrying value of property, plant and equipment when events or changes in circumstances indicate a loss in value.  The Company recognized approximately $8 million and $7 million in asset impairments for the years ended December 31, 2008 and 2007, respectively. Based on the relative short service lives of construction equipment and the historical immateriality of impairment losses, management has concluded that the impairment policy for property, plant and equipment is not a critical accounting policy. Furthermore, we do not foresee significant impairment issues for property, plant and equipment resulting from the current economic environment.

The investment balance is comprised primarily of joint ventures and partnerships as noted in our response to Question 8 below. The Company assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. The vast majority of the investments are accounted for under the proportionate consolidation method or the equity method in which the carrying value of the investments is primarily undistributed earnings. The balance sheets of these joint ventures and partnerships primarily consist of current assets and current liabilities, predominantly related to the execution of single contracts or projects. Current assets and current liabilities are generally not susceptible to impairment due to their short-term nature. The Company did not recognize any loss on impairment for investments during 2008 and has not recorded any material impairment losses for investments in the past. Based on the above, the Company has concluded that the impairment policy related to investments is not a critical accounting policy.  In addition, we do not foresee significant impairment issues for investments resulting from the current economic environment.

5.              You discuss on page 26 that backlog is adjusted to reflect any known project cancellations, revisions, and deferrals as appropriate. Your risk factor disclosure on page 12 also states that continued disruption of the credit markets could result in contract cancellations or suspensions, project delays, payment delays or defaults by your clients. To the extent possible, please disclose how your operations and cash flows were affected during 2008 by client project cancellations, suspensions, project delays, and/or payment delays and defaults. For example, what portion of your December 31, 2007 backlog that you expected to complete during 2008 was not completed because of client financial situations. Please also disclose the extent to which any of these trends are expected to continue.

Response:

The Company’s backlog is a measure of the total dollar value of work to be performed on contracts awarded and in progress.  Backlog is reported at the end of each quarter, and is adjusted to reflect any known project cancellations, revisions to project scope and cost, and deferrals, as appropriate.

The Company’s total backlog at December 31, 2007 was $30.2 billion.  While there were adjustments throughout 2008, both upward and downward, there were no material cancellations, suspensions, project delays, and/or payment delays or defaults during 2008.  The Company’s total backlog at December 31, 2008 was $33.2 billion.

Prior to the filing of our Form 10-K, on February 5, 2009, the Company was notified by Valero that they were terminating the construction portion of the Port Arthur and St. Charles hydrocracker projects and that the Company should substantially destaff on-site personnel by April, 2009.  Valero wanted the Company to continue to provide detailed engineering services through substantial completion and requested a review of outstanding procurement orders as part of the wind-down process.  After an analysis of the overall impact of the client’s actions, it was determined that approximately $600 million would need to be removed from backlog in the first quarter of 2009.  The majority of this amount was not expected to be recognized as revenue until 2010.  There are no known issues and the Company expects to fully collect any and all outstanding amounts from the client.  The Company plans to remove the remaining value of these projects from backlog in the first quarter of 2009, and discussed this during the Company’s year-end earnings conference call which was webcast on February 25, 2009.

As disclosed in our Form 10-K, project cancellations, scope adjustments or deferrals may occur, from time to time, with respect to contracts reflected in backlog and could impact the dollar amount of backlog and the revenue and profits that the Company actually earns.  The Company will continue to update any material changes to its backlog in future filings, including any potential impact on, or changes to, trends.

Consolidated Financial Statements

Consolidated Statement of Earnings, page F-3

6.              Please tell us the accounting literature you relied upon to support your classification of the $79 million gain on sale of joint venture interest as a component of total cost of revenue for the year ended December 31, 2008.

Response:

As described in “Item 1. Business” of the Form 10-K, the Company actively participates with partners in the development and financing of complex projects through the use of joint ventures and partnerships.  This is done to ensure the availability of the necessary staffing and/or project execution skills for complex projects, to secure the required bonding capacity for certain projects, or to operate in certain international locations that require local partners, among other reasons.  The majority of these joint ventures and partnerships are established for the execution of a single contract or project.  When the project is closed out or if the Company’s joint venture interest in the project is sold, any resulting gain or loss is reported as a component of total cost of revenue and has historically been de minimus in nature.  However, for the sale of our joint venture interest in the United Kingdom, the Company experienced a gain that was larger than typically realized.  To be consistent with similar transactions in the past, the gain was reported as a component of total cost of revenue.  Although the gain comprised only 0.4% of total cost of revenue for the year and was deemed to be immaterial, the gain was reported as a separate line item on the Consolidated Statement of Earnings for transparency.

Consolidated Statement of Shareholders’ Equity, page F-6

7.              Please retitle the line item “Total Other Comprehensive Income” to “Total Comprehensive Income” to more accurately reflect the actual amounts presented.

Response:

In future annual filings, the Company will retitle the line item “Total Other Comprehensive Income” to “Total Comprehensive Income” in the Consolidated Statement of Shareholders’ Equity to more accurately reflect the actual amounts presented.

Major Accounting Policies: General, page F-7

8.              Your balance sheet indicates that you have investments with a carrying value of $192 million as of December 31, 2008 but it is unclear which investments are included in this amount and how you account for these investments. Please revise to include a footnote explaining the nature of your investments as of each period presented and how you account for them. Your footnote should also explain, in detail, how you evaluate your investments for impairment as of each period presented.

Response:

The $192 million investment balance is primarily comprised of joint ventures and partnerships for the execution of single contracts or projects of which 81% of the investment balance is accounted for using the proportionate consolidation method, 17% is accounted for using the equity method and 2% is accounted for using the cost method. None of these joint ventures or partnerships are individually material to the Company’s results of operations, financial position or cash flows, nor is the aggregate investment balance of $192 million material to the Company (approximately 3% of total assets for both 2008 and 2007).

Management does not believe a separate investment footnote is necessary since the investment balance is not material to the financial statements. If any individual investment or if the aggregate investment balance should become material in the future, management will expand the disclosures, as appropriate.

In addition, management believes that information disclosed in other footnotes provides readers of the financial statements with an adequate understanding of the Company’s investment balance and investment policies. For example:

a.               On page F-7 of the Notes to Consolidated Financial Statements, under the “Principles of Consolidation”, the Company has disclosed the following:

The equity method of accounting is generally used for investment ownership ranging from 20 percent to 50 percent. Investment ownership of less than 20 percent is generally accounted for on the cost method. Joint ventures and partnerships in which the Company has the ability to exert significant influence, but does not control, are accounted for using the equity method of accounting. Certain contracts are executed jointly through partnerships and joint ventures with unrelated third parties. The Company recognizes its proportionate share of joint venture revenue, cost and operating profit in its Consolidated Statement of Earnings and generally uses the one-line equity method of accounting in the Consolidated Balance Sheet. The Company evaluates the applicability of Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (Revised) “Consolidation of Variable Interest Entities” (“FIN 46(R)”) to partnerships and joint ventures at the inception of its participation and at the time of reconsideration events to ensure its accounting is in accordance with the appropriate standards.

b.              On pages F-31 through F-33 of the Notes to Consolidated Financial Statements, under “Variable Interest Entities”, the Company has disclosed further information about the investments, including when partnerships/joint ventures are formed, how the investments are evaluated for potential consolidation, and the nature of the Company’s ownership in the investments, among other things.  Note that most of the investments are variable interest entities (as noted on page F-31, “the aggregate investment carrying value of the unconsolidated variable interest entities was $111 million at December 31, 2008 and was classified under Investments in the Consolidated Balance Sheet”).

Please refer to our response to Question 4 above regarding how the Company evaluates potential impairment on investments.

Major Accounting Policies: Engineering and Construction Contracts, page F-7

9.              Please revise to disclose the amount of balances billed but not paid by customers under retainage provisions in contracts and the balance sheet line item(s) which include these amounts. To the extent that any retainage amounts are due to be paid by customers in more than one year from the balance sheet date, please revise to disclose the amount due each future year. Please refer to Rule 5-02(3)(c) of Regulation S-X.

Response:

As of December 31, 2008, the amount of balances billed but not paid by customers under retainage provisions was approximately $17 million, or approximately 1% of accounts and notes receivable, net. The balance was included in accounts and notes receivable, net in the Consolidated Balance Sheet on page F-4 of the Company’s Form 10-K. Management does not believe separate disclosure of retainage amounts is necessary at this time since such amounts are not material; however, management will continue to monitor balances billed but not paid by customers under retainage provisions and disclose them in the future, if material.

Financing Arrangements, page F-22

10.       It is unclear from your filing whether your Senior Credit Facility, Convertible Senior Notes, or Municipal Bond obligations include any material debt covenants.  Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider disclosing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to U.S. GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:

The Company’s convertible senior notes and municipal bond obligations approximate 4% of the Company’s total liabilities as of December 31, 2008.  Neither the convertible senior notes nor the municipal bond obligations contain material debt covenants that include financial ratios/amounts.

The Company’s $1.5 billion Credit Facility provides for funded debt borrowings and letters of credit, and requires that the Company maintain a minimum debt to tangible net worth ratio.  The Credit Facility also places limitations on the outstanding debt of consolidated subsidiaries and the amount of liens outstanding to secure Company debt. The Company had no funded debt borrowings against the Credit Facility as of December

31, 2008. Additionally, as of December 31, 2008, the Company was in compliance with these covenants.  The covenants to the Credit Facility may be viewed in their entirety in Article V of Exhibit 10.15 to the Company’s Form 10-K.

In future filings, the Company will explicitly disclose its compliance with all debt covenants. Should there be significant borrowings with material debt covenants in the future, management will disclose the required ratios/amounts and the related computations.

Contingencies and Commitments, page F-27

11.       Please disclose whether it is reasonably possible that a loss may have been incurred for the Conex and Citadel matters. Please also disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Response:

In the Conex matter, the original judgment against the Company was reversed and the matter has been remanded for a new trial.  Based on where the case presently stands, as of the date of this response, the Company will disclose in future filings that it does not believe that there is a reasonable possibility that a loss may have been incurred.

With respect to the Citadel matter, in future filings, the Company will clarify its disclosures to reflect that Citadel’s recovery, and the Company’s loss, could range from no recovery to $28.3 million plus interest, fees and costs.  The Company does not believe it will incur a loss in this case and will indicate as such in future filings.

Operating Information by Segment, page F-35

12.       You present operating profit (loss) for each segment along with the total operating profit for all business segments combined. These amounts, including the combined amount, exclude items that would be included in operating profit calculated in accordance with U.S. GAAP.  For example, corporate, administrative and general expenses are required to be included in operating profit in accordance with U.S. GAAP.  Please revise the titles used for each of these amounts. For example, a title such as segment profit (loss) could be used instead. Similarly revise your disclosure in MD&A and elsewhere in the filing as well. Refer to Item 10(e)(l)(ii)(E) of Regulation S-K.

Response:

In future filings, the Company will revise the titles used for operating profit (loss) to “segment profit (loss)” in our segment disclosures and elsewhere in our filings.

Exhibit 23.1

13.       Please amend your Form 10-K to include a signed consent. The currently filed version appears to be unsigned.  Please refer to Item 601(b)(23) of Regulation S-K.

Response:

An amendment to the Company’s Form 10-K including the signed consent of our independent registered public accounting firm was filed with the Securities and Exchange Commission on April 15, 2009.

*  *  *

Fluor Corporation acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely,

/s/ D. Michael Steuert

cc:	Securities and Exchange Commission
Lisa Haynes

Fluor Corporation
Carlos M. Hernandez; Eric P. Helm; Wendy A. Hallgren; Gary G. Smalley

Ernst & Young LLP
Billie I. Williamson